SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

09 August 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel                                                                                                        August 9, 2010
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re:      BT Group plc
            Form 20-F for the Fiscal Year Ended March 31, 2010
            Filed May 26, 2010
            File Number: 1-08819

Dear Mr Spirgel

We would like to acknowledge receipt of the Securities and Exchange Commission's (the "SEC" or "Staff") comments dated August 5, 2010 regarding the above referenced filing.

As agreed, we will respond to your comments by September 3, 2010.

Yours sincerely,

/s/
Glyn Parry
Director, Group Financial Control

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  09 August, 2010